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SECI 14045692 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED FEB 27 2014

SEC FILE NUMBER
8- 15009

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OneAmerica Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 North Capital Avenue, 3rd Floor
(No. and Street)

Indianapolis (City) IN (State) 46204 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas W. Collins 317-285-2577
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Pricewaterhouse Coopers, LLP
(Name – *if individual, state last, first, middle name*)

101 West Washington Street, Suite 1300 (Address) Indianapolis (City) IN (State) 46204 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/14/14

OATH OR AFFIRMATION

I, Douglas W. Collins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of OneAmerica Securities, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JESSICA BARNER REED
Notary Public - Seal
State of Indiana
My Commission Expires Jul 25, 2021

Signature

Treasurer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OneAmerica Securities, Inc.

Financial Statements and Supplementary Schedules
Pursuant to SEC Rule 17a-5
December 31, 2013

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OneAmerica Securities, Inc.

Financial Statements and Supplementary Schedules
Pursuant to SEC Rule 17a-5
December 31, 2013

OneAmerica Securities, Inc.
December 31, 2013

Contents

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Independent Auditor's Report

To the Board of Directors and the Shareholder of
OneAmerica Securities, Inc.:

We have audited the accompanying financial statements of OneAmerica Securities, Inc. (the "Company"), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity, and of cash flows for the year then ended.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under

PricewaterhouseCoopers LLP, 101 W. Washington Street, Suite 1300, Indianapolis, IN 46204
T: (317) 222 2202, F: (317) 940 7660, www.pwc.com/us

pwc

the Securities Exchange Act of 1934. The information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves and other additional procedures, in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 21, 2014

OneAmerica Securities, Inc.
Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 1,822,817
Deposits with clearing broker and clearing organization	30,000
Accrued commissions receivable	1,236,852
Prepaid expenses	10,139
Net deferred tax asset	188,683
Total assets	$ 3,288,491
Liabilities and stockholder's equity	
Liabilities	
Commissions payable	$ 1,183,751
Due to parent	99,853
Accounts payable and accrued expenses	353,205
Income tax payable	22,334
Total liabilities	1,659,143
Stockholder's Equity	
Common stock, no par value, 1,000 shares authorized, 400 shares issued and outstanding at stated amount of $75 per share	30,000
Additional paid-in capital	5,667,000
Accumulated deficit	(4,067,652)
Total stockholder's equity	1,629,348
Total liabilities and stockholder's equity	$ 3,288,491

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Income
For year ended December 31, 2013

Revenues		
Commissions	$	22,287,023
Revenue sharing		17,744,657
Investment advisor fees		3,100,362
Interest income		3,713
Total revenues		43,135,755
Expenses		
Sales commissions		18,554,090
Revenue sharing		17,744,657
Investment advisor fees		2,696,099
Salaries and employee benefits		1,675,105
General office expenses and administration, net		1,147,070
Regulatory licenses, taxes and fees		307,889
Legal fees and expense		482,761
Other		194,689
Total expense		42,802,360
Income before income taxes		333,395
Income tax expense—federal (Note 3)		118,537
Net income	$	214,858

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Changes in Stockholder's Equity
For year ended December 31, 2013

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at December 31, 2012	$ 30,000	$ 5,667,000	$ (4,282,510)	$ 1,414,490
Net income	-	-	214,858	214,858
Balance at December 31, 2013	$ 30,000	$ 5,667,000	$ (4,067,652)	$ 1,629,348

The accompanying notes are an integral part of these financial statements.

OneAmerica Securities, Inc.
Statement of Cash Flows
For year ended December 31, 2013

Cash flows from operating activities	
Net income	$ 214,858
Adjustments to reconcile net gain to net cash provided by operating activities	
Net changes in assets and liabilities	
Increase in accrued commissions receivable	(154,048)
Decrease in prepaid expenses	4,299
Decrease in net deferred tax asset and other (due from parent)	(83,920)
Increase in commissions payable	5,048
Decrease in other liabilities	(2,659)
Increase in accounts payable	143,898
Increase in income tax payable	22,334
Increase in due to parent	48,318
Total adjustments	(16,730)
Net cash provided by operating activities	198,128
Net increase in cash and cash equivalents	198,128
Cash and cash equivalents, beginning of year	1,624,689
Cash and cash equivalents, end of year	$ 1,822,817
Supplementary information	
Net cash paid to parent for income taxes	$ 217,065

The accompanying notes are an integral part of these financial statements.

1. Organization and Selected Significant Accounting Policies

Organization and Business
OneAmerica Securities, Inc. (the "Company") is a registered securities broker-dealer and was organized in 1969 as a wholly owned subsidiary of American United Life Insurance Company ("AUL") for the purpose of selling mutual fund shares. During 1998, pursuant to an agreement with the Financial Industry Regulatory Authority ("FINRA"), the Company was permitted to expand its business to act as an introducing securities broker-dealer for the sales of equity and fixed income securities. The Company is an introducing broker-dealer and registered investment advisor offering stock and bond trading, mutual funds, variable annuities, variable life insurance, fee-based asset management, alternative investments and fee-based financial planning.

Cash and Cash Equivalents
For the purpose of the statements of financial condition and cash flows, the Company considers all highly liquid instruments with maturity of three months or less to be cash equivalents. The carrying value of these equivalents approximates fair value.

Revenue Recognition
Commissions, investment advisor fees, and revenue sharing income from the sale of securities are recorded when earned, along with their related expenses, on a trade-date basis.

Related Parties
AUL furnishes personnel, office space and other services to the Company under a service agreement, which specifies monthly payment, by the Company, of the costs assigned to these services by AUL. The methodology for the determination of these costs is intended to approximate the actual costs incurred by AUL on behalf of the Company. For the year ended December 31, 2013, AUL provided certain administrative services to the Company for which it was reimbursed $1,726,710. The Company provided certain administrative services to AUL for which it was reimbursed $982,400. These amounts are included as part of general office expenses and administration, net in the statement of operations.

As discussed above, the Company has significant transactions with AUL. Because of this relationship, it is possible that the terms of these transactions are not the same as those that would result from transactions among unrelated parties.

For the year ended December 31, 2013, commission revenues and sales commission expenses include $2,835,210 from AUL from the distribution of variable annuity and retirement products that are proprietary to AUL ("proprietary income") and $328,084 of insurance agency income and expense. Additionally, $17,744,657 of revenue sharing income and expense is included in the statement of operations. These amounts represent commission revenue and commission expense to AUL that require reporting through a broker dealer. The fees received are recognized as income and then subsequently paid to AUL representing an expense. The net income statement impact for proprietary income and expense, insurance agency income and expense, and revenue sharing income and expense is $0.

Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments
Management estimates that the aggregate carrying value of financial instruments (including receivables and payables) recognized on the statement of financial condition approximates their fair value; as such, financial instruments are short-term in nature, bear interest at current market rates, or are subject to frequent repricing.

Concentrations of Credit Risk in Financial Instruments
The Company's cash on deposit balance is held with The National Bank of Indianapolis and US Bank and exceeds current Federal Deposit Insurance Corporation limits of $250,000.

The clearing and depository operations for the Company's nonmutual fund securities transactions are performed by a single clearing broker pursuant to a clearance agreement. At December 31, 2013, the accrued commissions receivable reflected on the statement of financial condition includes $89,778 representing amounts due from this clearing broker, who is a member of a nationally recognized exchange. The remaining $1,147,074 consists of commission accounts receivable expected to be received. The Company consistently monitors the credit worthiness of the clearing broker to attempt to mitigate its exposure to credit risk.

Contingencies
In the normal course of its business, the Company is contingently liable to its clearing broker for cash payment requirements of customer securities transactions and the failure of delivery of securities sold by a customer.

Legal matters have arisen in the ordinary course of the Company's business. In each of the matters and collectively, the Company believes the ultimate resolution of such litigation will not result in any material adverse impact to operations or the financial condition of the Company.

During 2013, the Company paid $211,800 for legal settlements to resolve claims regarding alleged improprieties by a registered representative. Additionally, the Company currently is a respondent in two pending FINRA arbitrations regarding claims alleging improprieties by two other unconnected former registered representatives. The Company is also responding to a request from a state regulator in connection with the conduct of one of the registered representatives at issue in one of these pending arbitrations. The outcome of the pending arbitrations (or the related regulatory inquiry) is not yet known and management has determined the related liability is not currently probable or estimable.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's net capital rule, which requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15-to-1. The rule also provides that capital may not be withdrawn if the resulting net capital ratio would exceed 10-to-1.

At December 31, 2013, the Company had net capital, as defined, of $1,345,162 and $1,240,332 in excess of minimum requirements, and its ratio of aggregate indebtedness to net capital was 1.17 to 1.

3. Income Taxes

The Company is a member of a group that files a consolidated federal income tax return and may, depending on the jurisdiction, join certain members in filing consolidated state income tax returns. The Company is party to tax sharing agreements with AUL and OneAmerica Financial Partners, Inc. that principally provide that the Company will pay (or receive) an amount equal to the tax on its current year taxable income (or loss) generated. Such payments are made through routine intercompany settlements.

In accordance with the authoritative guidance on accounting for uncertainty in income taxes under (GAAP), uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. This guidance requires the affirmative evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether it is more-likely-than-not (i.e., greater than 50-percent) that each tax position will be sustained upon examination by a taxing authority based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statements. Differences between tax positions taken in a tax return and amounts recognized in the financial statements will generally result in an increase in a liability

for taxes payable (or a reduction of a tax refund receivable), including the recognition of any related interest and penalties as a component of tax incurred.

Open tax years are those that are open to examination by the tax authorities (i.e., the last 4 tax year-ends and the interim tax period since then). No federal income tax examinations are in progress and the Company has not been formally apprised of the Internal Revenue Service's intent to audit open tax years.

As of December 31, 2013, management of the Company has reviewed all open tax years and concluded that there is no tax liability resulting from unrecognized tax benefits related to uncertain tax positions taken or expected to be taken in future tax returns.

The net income tax benefit for the year ended December 31, 2013, is as follows:

	Federal	State	Total
Current income tax expense	$ 185,676	$ 45,472	$ 231,148
Deferred income tax benefit	(67,139)	(24,843)	(91,982)
Net income tax expense	$ 118,537	$ 20,629	$ 139,166

The current tax payable and deferred tax asset for federal and state taxes (included in the Regulatory licenses, taxes and fees line of the Statement of Income) for the year ending December 31, 2013, is as follows:

Current payable	$ (22,334)
Deferred tax asset	188,683
	$ 166,349

A reconciliation of the income tax attributable to continuing operations computed at the federal statutory tax rate to the income tax expense included in the statement of operations, for the year ended December 31, 2013, is as follows:

Income tax at statutory tax rate (35%)	$ 116,688
Nondeductible expenses	1,849
Income tax expense	$ 118,537

4. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Authoritative guidance establishes a framework for measuring fair value that includes a hierarchy used to classify the inputs used in measuring fair value based on their observability. The hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three levels.

Level 1 – Fair value is based on unadjusted quoted prices in active markets that are accessible to the Company for identical assets or liabilities. These generally provide the most reliable evidence to and are used to measure fair value whenever available. Active markets provide current pricing data on a more frequent basis.

Level 2 – Fair value is based on quoted prices for similar assets or liabilities in active markets, inactive markets, or model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

Level 3 – Fair value is based on valuations derived from techniques in which one or more significant inputs or significant value drivers are unobservable for assets or liabilities.

At December 31, 2013, the Company did not have any securities owned; securities sold, or not yet purchased, which are carried at fair value on a recurring or non-recurring basis. The Company did not have any Level 3 securities during the year.

5. Indemnifications

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

6. Subsequent Events

Management has evaluated the impact of all subsequent events through February 21, 2014, the date the financial statements were available to be issued, and has determined that there were no subsequent events requiring recognition or disclosure in the financial statements.

Supplementary Information

OneAmerica Securities, Inc.
Computation of Net Capital
Under Securities and Exchange Commission Rule 15c3-1
December 31, 2013

Total stockholder's equity	$ 1,629,348
Nonallowable assets	
Prepaid expenses	(10,139)
Accounts receivable and deposits	(172,061)
Net deferred tax asset	(188,683)
Other additions and or credits	
Discretionary bonus accrual (net of tax)	86,697
Net capital before haircuts	1,345,162
Haircuts	-
Net capital	1,345,162
Computation of Basic Net Capital Requirement	
Minimum net capital required (6 2/3% of aggregate indebtedness)	104,830
Excess net capital	$ 1,240,332
Computation of Aggregate Indebtedness	
Commissions payable (net of discretionary bonus accrual)	$ 1,097,053
Due to parent	99,853
Accounts payable and accrued expenses	353,205
Income tax payable	22,334
Aggregate indebtedness	$ 1,572,446
Ratio of aggregate indebtedness to net capital	1.17 to 1

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Part IIA Focus report filing as of December 31, 2013.

OneAmerica Securities, Inc.
Determination of Reserve Requirements and Information Relating to Possession or Control Requirement under Securities and Exchange Commission Rule 15c3-3
December 31, 2013

The Company claims exemption from Rule 15c3-3 of the Securities and Exchange Commission as provided by paragraph (k)(2)(ii). Accordingly, the Company is not required to submit a computation for determination of reserve requirements or information relating to possession or control requirements.

There were no material differences between the above information and the information included in the Company's corresponding unaudited Part IIA Focus report as of December 31, 2013.

ONEAMERICA®

February 25, 2014

SEC Mail Processing Section
RECEIVED
FEB 27 2014
Washington DC
404

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Please find enclosed (2) copies of the December 31, 2013, Audited Financial Statement for OneAmerica Securities, Inc.

Sincerely,

Douglas W. Collins
Treasurer

enclosures

OneAmerica Securities, Inc.
a ONEAMERICA® company
a Registered Investment Advisor
Member FINRA, SIPC
433 N. Capitol Ave.
P.O. Box 1984
Indianapolis, IN 46206-1984
Toll-free 1-877-285-3863
Fax (317) 285-4050
www.OneAmericaSecurities.com

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